CROWN AMERICAS LLC

CROWN AMERICAS CAPITAL CORP. IV

c/o Crown Holdings, Inc.

One Crown Way

Philadelphia, PA 19154

Telephone: (215) 698-5100

August 16, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop: 3561

CROWN Americas LLC

Crown Americas Capital Corp. IV

Registration Statement on Form S-4

(File No. 333-            )

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4, File No. 333-             (the “Registration Statement”), of CROWN Americas LLC, a Pennsylvania limited liability company (“CROWN Americas”), Crown Americas Capital Corp. IV, a Delaware corporation (“Crown Americas Capital IV,” and together with CROWN Americas, the “Issuers”), Crown Holdings, Inc., a Pennsylvania corporation (“Crown Holdings”), and the guarantors listed on Schedule A hereto (together with Crown Holdings, the “Guarantors”). Upon the effectiveness of the Registration Statement, the Issuers and the Guarantors propose to offer to exchange an aggregate principal amount of up to $1,000,000,000 of the Issuers’ 4½% Senior Notes due 2023 (the “Exchange Notes”) and the guarantees thereof by the Guarantors, for a like aggregate principal amount of the Issuers’ outstanding 4½% Senior Notes due 2023 (the “Initial Notes”) and the guarantees thereof by the Guarantors, upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement.

The Issuers are registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the “Exxon Capital Letter”). Please be advised that the Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Issuers’ information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Issuers will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

In addition, the Issuers will (i) make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer provisions to the following effect:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that (1) it has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the Exchange Notes and (2) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

CROWN AMERICAS LLC

CROWN AMERICAS CAPITAL CORP. IV

By:	/s/ Michael B. Burns
Michael B. Burns
Vice President and Treasurer

Schedule A

Guarantors

CROWN Beverage Packaging, LLC

CROWN Beverage Packaging Puerto Rico, Inc.

Crown Consultants, Inc.

Crown Cork & Seal Company (DE), LLC

Crown Cork & Seal Company, Inc.

CROWN Cork & Seal USA, Inc.

Crown Financial Corporation

Crown International Holdings, Inc.

CROWN Packaging Technology, Inc.

CR USA, Inc.

Foreign Manufacturers Finance Corporation

NWR, Inc.